Exhibit 23.2

Consent of Independent Auditors

We consent to the use of our report dated March 6, 2013, with respect to the combined statement of revenue and certain expenses of the Archstone Portfolio for the year ended December 31, 2012, which report appears in the Form 8-K/A of Equity Residential dated February 27, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the combined statement of revenue and certain expenses of the Archstone Portfolio contains a paragraph that states that the combined statement of revenue and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in Note 1 to the combined statement of revenue and certain expenses, and it is not intended to be a complete presentation of the Archstone Portfolio’s revenue and expenses.

/s/ KPMG LLP

Denver, Colorado

July 30, 2013